

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 22, 2013

Via Overnight Delivery

Corporate Governance and Nominating Committee C/O Mr. Gregg Branning
Chief Financial Officer, Sr. VP, and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

Re: Notice of Intent to Nominate Director at the Company's 2013 Annual Meeting of Shareholders

Dear Mr. Branning:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
Myers Industries, Inc. ("the Company") that it intends to nominate Daniel R. Lee as a nominee
for election as director to the Board of Directors of Myers Industries, Inc. at the Company's 2013
Annual Meeting of Shareholders.

In accordance with the Company's code of regulations we provide the following information
concerning Mr. Daniel R. Lee

1. The nominee's name, age, principal occupation and employer.

Daniel R. Lee, 56. Managing Partner, Creative Casinos LLC

2. The nominee's business address and residential address.

Business: 10801 West Charleston Blvd., Suite 420, Las Vegas, NV, 89135

Residential: 1909 Soaring Court, Las Vegas, NV, 89134

3. A biographical profile of the nominee, including educational background and business and
professional experience.

*Daniel R. Lee was a Chartered Financial Analyst during the 1980s, working for the
investment firms of Drexel Burnham Lambert and CS First Boston. During the 1990s, he
worked with Steve Wynn as the CFO and Sr. VP of Finance and Development at Mirage
Resorts and was an integral part of the team that built such icons as Bellagio, Beau
Rivage, Monte Carlo and Treasure Island. Over the past decade, Mr Lee has focused on
gaming in regional markets, first as Chairman and CEO of Pinnacle Entertainment, then
as the founder and managing member of Creative Casinos. Mr. Lee is a board member*

1



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

of LICT Corporation (October 2000 – December 2005 & January 2010 – Present) and Gabelli Securities, Inc. (August 2012 – Present)

GAMCO believes that Mr. Lee's qualifications to serve on the Board of Directors include his vast experience as an executive displaying a proven ability to build shareholder value. GAMCO believes Mr. Lee brings extensive investment experience and strongly supports the nomination of Mr. Lee for election to the Board of Directors of the Company at its 2013 Annual Meeting of Shareholders.

A copy of Mr. Lee's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

   We are advised that no business relationship exists between Mr. Lee and the Company, directly or indirectly, and that Mr. Lee would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   At present, Mr. Lee does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

   Mr. Lee's written consent letter is enclosed (Exhibit B).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

2. GAMCO's address and telephone number.

    GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

    As of February 21, 2013, GAMCO was the beneficial owner of 3,669,589 shares of the Company's common stock, representing 10.87% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated February 21, 2013, is enclosed (Exhibit C).

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Lee or others pursuant to which Mr. Lee is being recommended by GAMCO.

    Mr. Lee serves as a director of Gabelli Securities, Inc. Gabelli Securities, Inc. is an investment advisor registered under the Advisers Act and serves as general partner or investment manager to limited partnerships and offshore investment companies and other accounts. Gabelli Securities, Inc. is a majority owned subsidiary of GAMCO Investors, Inc., a publicly traded company. Mr. Mario J. Gabelli serves as the Chairman and Chief Executive Officer and is the controlling shareholder of GAMCO Investors, Inc. Gabelli Securities, Inc. beneficially owns 1,500 shares of common stock of the Company. Mr. Lee does not have investment and/or voting authority over the referenced shares.

    Mr. Lee serves as a director of LICT Corporation, an integrated communications company. Mr. Mario J. Gabelli serves as Chairman of the Board and Chief Executive Officer of LICT Corporation. Affiliates of GAMCO beneficially own 35.21% of the outstanding common stock of LICT Corporation for which Mr. Lee serves as a director.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

    GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Myers Industries, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Lee to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman

Enclosures

EXHIBIT A

C: 702-498-9812

DLEELV@ME.COM

Daniel R. Lee

H: 702-362-5316

W: 702-333-7000

PROFILE

Experienced executive with background in finance, development, construction and operations. Proven ability to build shareholder value.

EXPERIENCE

FOUNDER AND MANAGING PARTNER
Creative Casinos LLC
Sought and obtained through a public competitive process the final gaming license available in Louisiana. Obtained an option to lease a 242-acre site on favorable terms. Raised $10 million of private equity capital to fund design and entitlement process. Won a local referendum required to allow the casino. Designed and obtained all other entitlements for construction of a major high-end casino hotel, spa, and golf course to cater to the nearby Houston market. Recruited highly qualified management team. Arranged $550 million of financing to fund construction and opening. Prior to closing on the financing, sought and obtained an agreement to sell the company for $32.5 million to an existing casino company which can build the project with significantly lower cost funds. Such transaction closed in July 2012 and the casino hotel is now under construction.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Pinnacle Entertainment   2002-2009
Turned this once-troubled, small casino gaming company into a major casino operator and developer. Tripled EBITDA over seven years. Dramatically improved balance sheet, with over $2 billion of financings. Built highly respected management team. Undertook acquisition of a competitor, resulting in a $78 million break-up fee. Identified, obtained and executed opportunities for profitable growth. Created, designed and oversaw approximately $1.5 billion of new construction, including some of the highest ROI projects in the gaming industry. Pinnacle was one of the better performing gaming stocks during this period.

CHIEF FINANCIAL OFFICER
Homegrocer.com   1999-2000
Oversaw venture capital raise and $265 million IPO of this internet service business. Then helped instigate and oversaw the sale of the business to rival Webvan for approximately $1 billion.

CHIEF FINANCIAL OFFICER, TREASURER, & SVP OF DEVELOPMENT
Mirage Resorts   1992-1999
Revamped balance sheet through a series of financings to become the first investment grade company in the gaming industry. Instigated and completed the purchase of The Dunes for approximately $400,000 per acre. Instigated and negotiated joint ventures for Monte Carlo and The Borgata. Integral part of the development team and responsible for financing the construction of Treasure Island, Monte Carlo, Bellagio and Beau Rivage. Mirage Resorts' stock price rose five-fold during this eight year period, outperforming virtually all indices.

DIRECTOR OF RESEARCH
CS First Boston   1990-1992
Chartered Financial Analyst with responsibility for the gaming, lodging, cruise line, toy and movie industries. Was responsible for and integrally involved with First Boston's oversight of the first restructuring of the Trump Atlantic City bonds.

MANAGING DIRECTOR
Drexel Burnham Lambert   1980-1990

Was among the first security analysts to analyze and follow gaming stocks. Also responsible for equity research of hotel, movie and other leisure industries. Was an integral part of the team that financed many of the key properties in Atlantic City and along the Las Vegas Strip.

EDUCATION   CORNELL UNIVERSITY
                     Ithaca, NY — MBA, 1980; BS-Hotel Administration, 1977

EXHIBIT B

February 21, 2013

Mr. Gregg Branning
Chief Financial Officer, Sr. VP, and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Branning:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named as a nominee in Myers' proxy statement for its 2013 Annual Meeting of Shareholders, and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information reasonably requested in furtherance of the Governance Committee's evaluation of my nomination.

Sincerely,



Daniel R. Lee

EXHIBIT C

Most recent Schedule 13D amendment, filed on February 21, 2013 (complete filing available on EDGAR)